

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

July 17, 2017

<u>Via E-Mail</u>
Jeffery Tygesen

Chief Executive Officer
Turquoise Hill Resources Ltd.
Suite 354 – 200 Granville Street,
Vancouver, British Columbia,
Canada, V6C 1S4

Re: Turquoise Hill Resources Ltd.
Form 40-F for the Fiscal Year Ended December 31, 2016
Filed March 27, 2017
File No. 001-32403

Dear Mr. Tygesen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/Craig Arakawa

      Craig Arakawa
      Branch Chief
      Office of Beverages, Apparel, and Mining